SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 6-K
______________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 1-14926
______________________
KT Corporation
(Translation of registrant's name into English)
______________________
90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Future Business and Management Plan

※ The information below concerns future plans and is subject to change
1. Future Plan			KT Mid-term Growth Strategy
2. Key Contents and Expected Timeline		Purpose	Transformation into an AX Platform Company
Key Details
Strengthening core telecommunication competitiveness
–Establishing a 'Zero Trust' based framework for cybersecurity and IT operations
–Enhancing fundamental competitiveness through improvements in customer-perceived network quality and securing future technologies

Expansion of AX Infrastructure
–Securing 1GW of AI Data Center Capacity over the next 5 years to respond to growing demand for AI
–Securing 90 Tbps of submarine cable capacity over the next 5 years to respond to increasing global AI traffic

	Implementation Timeline	From	January 1, 2026
		To	December 31, 2031
Expected Investment Amount
KRW 4 trillion investment in cybersecurity and IT systems, and KRW 8 trillion investment in network infrastructure over 3 years

KRW 6 trillion in AX infrastructure over the next 5 years(KRW 5 trillion for AI Data Center, KRW 1 trillion for submarine cable)

※ The investments amounts set forth above represent the aggregate of capital expenditure, operating expenses and other related costs, and are subject to change depending on market conditions and changes in the company's business environment.

		Anticipated Impact	Establishment of AX hub in Asia and mid-term growth
3. Provision of Information		Provider	KT Corporation Public Relations Office
		Target Audience	Media correspondents and the public
		(Expected) Time and Date of Provision	July 6, 2026, 10:00(KST)
		Name of Event(Location)	Press briefing on "Transformation into an AX Platform Company"
4. Point of Contact (Department/Telephone Number)			KT IR / +82-70-4193-4036
5. Other Matters Relating to Investment Decision

–The foregoing plan is under review based on current market conditions and is subject to change in light of future market conditions and changes in the Company's business environment
–In the event that specific business details are finalized in the future and a related disclosure obligation arises, the Company will make a separate disclosure accordingly
–The reason the start date of the aforementioned 'Implementation Timeline' is indicated as January 1, 2026 is that a portion of the investments related to cybersecurity, IT, and network infrastructure had already been executed as of such date

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader